Amendment to
Investment Sub-Advisory Agreement between Curian Capital, LLC,
Van Eck Associates Corporation, and Curian Variable Series Trust

This Amendment is made by and among Curian Capital, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Van Eck Associates Corporation, a Delaware corporation registered as an investment adviser with the Securities and Exchange Commission (“Sub-Adviser”), and Curian Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, Sub-Adviser, and Trust entered into an Investment Sub-Advisory Agreement dated as of July 5, 2012, effective September 10, 2012 (“Agreement”), as amended by an amendment dated February 5, 2013, and effective February 28, 2013 whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust as provided on Schedule A of the Agreement (the “Funds”).

Whereas, pursuant to the Agreement, the parties have agreed to amend Section 3, entitled “Management,” and Section 8, entitled “Compensation,” of the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete the first paragraph of Section 3 entitled “Management” in its entirety and replace it with the following paragraph:

3.
Management. Subject always to the supervision of the Adviser and the Board of Trustees, Sub-Adviser will furnish an investment program in respect of, and shall have full investment authority and discretion for, all assets of the Funds and place all orders for the purchase and sale of securities, commodities, and derivatives thereon, including investments through the Curian/Van Eck International Gold Fund Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the Fund formed as a company exempt from tax in the Cayman Islands, pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (“Subsidiary Agreement”), foreign or domestic securities, and other property (including commodities and commodities-related instruments, financial and other futures, options of any type, commodities and other derivative instruments) herein collectively, “securities”), all on behalf of the Funds as the Sub-Adviser shall determine in accordance with each Fund’s investment restrictions, policies and Prospectus.

Further, the parties hereby agree to amend the Agreement to delete Section 8 entitled “Compensation” in its entirety and replace it with the following paragraph:

8.
Compensation. For the services provided and the expenses assumed pursuant to this Agreement and for sub-advisory services provided by Sub-Adviser to the Subsidiary under the Subsidiary Agreement, the Adviser will pay the Sub-Adviser, and the Sub-Adviser agrees to accept as full compensation therefore, a sub-advisory fee accrued daily and payable monthly on the average daily net assets in the Fund, including the average daily net assets of the Subsidiary in accordance with Schedule B hereto.

In Witness Whereof, the Adviser, Sub-Adviser and Trust have caused this Amendment to be executed as of June 26, 2013, effective as of July 1, 2013.

Curian Capital, LLC		Van Eck Associates Corporation

By:	/s/ Michael A. Bell	By:	/s/ Joseph J. McBrien
Name:	Michael A. Bell	Name:	Joseph J. McBrien
Title:	President and Chief Executive Officer	Title:	Senior Vice President and General Counsel

Curian Variable Series Trust

By:	/s/ Kelly L. Crosser
Name:	Kelly L. Crosser
Title:	Assistant Secretary